SECU[RITIES AND EXCHANGE COMMIS]SION

05038554

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Trading Co., L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South Bryant, Suite A400
(No. and Street)

Edmond (City) Oklahoma (State) 73034 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 1 2005 WASH, D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Atkins, CPA (405) ~~843~~ 330-8395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell & Atkins, PLC (Attn: Dennis Atkins)
(Name – *if individual, state last, first, middle name*)

5809 N. Grand Blvd, Suite D, Oklahoma City, OK 73118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Bush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Trading Co., LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Manager

Title

#01006700

Notary Public 4/20/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY TRADING CO., LLC

AUDITOR'S REPORT AND
FINANCIAL STATEMENTS
For the Year Ending December 31, 2004

TABLE OF CONTENTS

RUSSELL & ATKINS, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Dennis Atkins
Casey Russell

Member SEC
Practice Section

5809 North Grand, Suite D
Oklahoma City, OK 73118
Mail: P.O. Box 18311
Oklahoma City, OK 73154
Telephone: (405) 607-8743
Fax: (405) 607-8744
E-mail: HARCPAS@hotmail.com

INDEPENDENT AUDITOR'S REPORT

Legacy Trading Co., LLC
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of Legacy Trading Co., LLC as of December 31, 2004 and the related statements of income and members' capital, cash flows and supporting schedules for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Trading Co., LLC as of December 31, 2004 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Russell & Atkins, PLC

February 26, 2005

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		36,890
Securities owned, at market		214,808
Accounts Receivable - Clearing Firm		996,631
Total Current Assets		1,248,329
PROPERTY AND EQUIPMENT		
Vehicles, furniture and equipment		91,234
Less: Accumulated depreciation		(19,498)
Total Property and Equipment		71,736
Cash in Clearing Accounts		1,692,275
Total Assets	$	3,012,340

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accounts Payable		3,132
Due to broker/dealers		1,700,220
Current portion of long-term debt		163,656
Total Current Liabilities		1,867,008
LONG-TERM DEBT, less current portion of $163,656		51,804
MEMBERS' CAPITAL		1,093,528
Total Liabilities and Capital	$	3,012,340

The accompany notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES		
Trading and investment profits (losses)		1,468,198
Consulting fees		190,000
Interest Income		11,071
TOTAL REVENUES		1,669,269
EXPENSES		
Management fees		695,103
Clearing Charges		78,132
NASDAQ terminal fees		38,671
Brokers Commissions		15,100
Office and Administration Expense		39,034
Depreciation		8,587
TOTAL EXPENSES		874,627
Net ~~Loss~~ Income	$	794,642

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2004

Balance at beginning of year	$	148,886
Contributions		150,000
Net ~~loss~~ income for the year		794,642
Balance at end of year	$	1,093,528

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	794,642
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,587
(Increase) Decrease in Securities Owned		(202,079)
(Increase) Decrease in Accounts Receivable		(911,287)
(Increase) Decrease in Cash in Clearing Accounts		(1,588,984)
(Decrease) Increase in Accounts Payable		3,133
(Decrease) Increase in Due to Broker/Dealers		1,638,893
NET CASH FLOW PROVIDED (USED) IN OPERATING ACTIVITIES		(257,095)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan Proceeds		218,661
Principal Payments on Loans		(3,203)
Purchase of Equipment		(73,662)
Contributions to Capital		150,000
		291,796
Net decrease in cash and cash equivalents		34,701
Cash and cash equivalents at beginning of year		2,189
Cash and cash equivalents at end of year	$	36,890

The accompanying notes are an integral part of the financial statements

LEGACY TRADING CO., LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ending December 31, 2004

NOTE 1 – ORGANIZATION AND HISTORY

The Company was organized on February 17, 1999 as a limited liability company under the laws of the State of Oklahoma. It is a registered broker/dealer which trades for its own account with no retail customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market with offsetting adjustments reflected in operations.

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The Company is treated as a partnership for income tax purposes. No provision for federal or state income taxes is made in the accompanying financial statements since a partnership is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns.

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers all cash and highly liquid debt instruments with maturities of three months or less when acquired to be cash equivalents with the exception of monies on deposit with the Company's clearing firm. Monies on deposit with the clearing firm are restricted.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year, the Company paid management fees totaling $695,104 to a principal.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had excess net capital of $543,213 as shown below. The aggregate indebtedness to net capital was 2.98 to 1.

Minimum capital required	$ 100,000
Net capital	643,213
Excess	$ 543,213

NOTE 5 - CONCENTRATION OF CREDIT

As of December 31, 2004, the Company had on deposit with its clearing firm $1,692,275. These monies are not covered by SIPC insurance. The Company also had accounts receivable due from the same clearing firm of $996,631. The Company owed the clearing firm $1,700,220. The net concentration of monies owed to the Company by the clearing firm as of December 31, 2004 was $988,686 or 33% of total assets.

NOTE 6 – NOTES PAYABLE

Note payable to parent company, due on demand, bearing interest at 5%, unsecured	$150,000
Note payable to bank, payable in 60 installments of $1,137.52, secured by vehicle	65,460
	$215,460
Less: current portion	(163,656)
Long-Term Debt	$ 51,804

Principal due on these obligations for the next five years till maturity is as follows:

2005	$163,656
2006	13,656
2007	13,656
2008	13,656
2009	10,836
Total	$215,460

LEGACY TRADING CO., LLC
SUPPLEMENTAL INFORMATION RELATING
TO THE FINANCIAL STATEMENTS
December 31, 2004

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c-3-1.

The Company is exempt from Rule 15c-3-1 under paragraph (k)(2)(I). The Company does not receive funds or securities for customers.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1.

The Company is exempt from the possession and control requirements of Rule 15c3-1 under paragraph (k)(2)(I). The Company had no customers' fully paid securities or excess margin securities that required possession or control, as defined under Rule 15c3-3, as of December 31, 2004.

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2004

Total equity from balance sheet	$	1,093,528
Deduct non-allowable assets		
Property and equipment		71,736
	$	1,021,792
Other deductions or allowable credits		
Accounts receivable and non-allowable inventory		(153)
Net capital before haircuts on security positions	$	1,021,639
Haircuts on securities		
Other securities		250,150
Undue concentration		128,276
		378,426
Net capital	$	643,213
Minimum dollar net capital requirement of reporting broker/dealers		100,000
Excess or deficiency of net capital	$	543,213

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION OF AUDITED WITH UNAUDITED
COMPUTATIONS OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2004

Net capital per unaudited Focus Report	$	643,213
Adjustments to unaudited statements		-
Net capital per audited statements	$	643,213

LEGACY TRADING CO., LLC
(a wholly owned subsidiary of Legacy Trading Co. Inc.)
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

	Unaudited Statements	Adjustments	Audited Statements
Cash, Securities and Clearing Accounts	$ 2,940,604	$ -	$ 2,940,604
Property and equipment	71,736	-	71,736
	$ 3,012,340	$ -	$ 3,012,340
Current liabilities	$ 1,867,008	$ -	$ 1,867,008
Long-term debt	51,804	-	51,804
Members' capital	1,093,528	-	1,093,528
	$ 3,012,340	$ -	$ 3,012,340

RUSSELL & ATKINS, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Dennis Atkins
Casey Russell

Member SEC
Practice Section

5809 North Grand, Suite D
Oklahoma City, OK 73118
Mail: P.O. Box 18311
Oklahoma City, OK 73154
Telephone: (405) 607-8743
Fax: (405) 607-8744
E-mail: HARCPAS@hotmail.com

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Legacy Trading Co., LLC
Edmond, Oklahoma

In planning and performing our audit of the financial statements and supplemental schedules of Legacy Trading Co., LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Legacy Trading Co., LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against lost from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note the following matter involving the control environment and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Legacy Trading Co., LLC for the year ended December 31, 2004 and this report does not affect our report thereon dated February 26, 2005.

> There was an inadequate segregation of duties among personnel involved in the accounting function due to the small size of the Company. Corrective action is not practical under the circumstances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives except for the item noted above.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Russell & Atkins, PLC

February 26, 2005